

Mail Stop 4561

August 31, 2007

Michele Nakazawa
Chief Financial Officer
Telos Corporation
19886 Ashburn Road
Ashburn, VA 20147-2358

> **Re: Telos Corporation**
> **Form 8-K**
> **Filed on July 13, 2007**
> **Form 8-K/A**
> **Filed on July 27, 2007**
> **File No. 1-08443**

Dear Ms. Nakazawa:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanations as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   By letter dated August 3, 2007 we received notification from Goodman & Company of their "termination as independent accountants, as indicated in [your] Form 8-K/A" filed on July 27, 2007. Revise to state whether Goodman & Company was terminated or resigned and state the date on which such termination or resignation took place.

2.   Amend to provide all disclosures required by Item 304 of Regulation S-K related to Goodman and Company within a single Form 8-K. That is, your amendment should be additive and should not exclude the required disclosures that were previously included in the Form 8-K filed on July 13, 2007. An updated letter from your former accountants indicating their agreement with your revised disclosures should be filed with your amendment.

3.   Revise your disclosure, originally made in the Form 8-K filed on July 13, 2007, regarding disagreements with your former accountants to specifically refer to the subsequent interim period <u>through</u> the date of the former accountant's termination or resignation.

4.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304 (a)(2) of Regulation S-K.

*****

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 or the undersigned at (202) 551-3730.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant